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Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following press release was issued by Central Pacific Financial Corp. on September 14, 2004.

Investor Contact: Neal Kanda VP & Treasurer Central Pacific Financial Corp. (808) 544-0622 neal.kanda@centralpacificbank.com ann.takiguchi@centralpacificbank.com	Media Contact: Ann Takiguchi VP & PR/Communications Officer Central Pacific Bank (808) 544-0685

Investor Contact: Dean K. Hirata Senior Vice President and Chief Financial Officer CB Bancshares, Inc. (808) 535-2583 ahirata@cb-hi.net	Media Contact: Wayne T. Miyao Senior Vice President City Bank (808) 535-2590 wmiyao@cb-hi.net

NEWS RELEASE

Central Pacific Financial Corp. Announces Final Merger Consideration Election Results

Honolulu, HI—September 14, 2004—Central Pacific Financial Corp. (NYSE: CPF) announced today final election results as to the form of merger consideration that CB Bancshares, Inc. (NASDAQ: CBBI) shareholders have elected to receive in the merger of CBBI with and into CPF. CPF expects the merger to close on September 15, 2004, and information regarding allocation and proration results will be announced after such closing. The following information was provided by American Stock Transfer & Trust Co., the exchange agent for the merger:

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  Holders of 612,776 shares of CBBI common stock have elected to receive cash in exchange for their CBBI shares;

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  Holders of 3,081,771 shares of CBBI common stock have elected to receive shares of CPF common stock in exchange for their CBBI shares; and

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  Holders of 23,273 shares of CBBI common stock have elected to receive a mix of cash and shares of CPF common stock in exchange for their CBBI shares; and

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  Holders of all other outstanding shares of CBBI common stock did not make an election or failed to make a valid election.

Not more than five business days after the completion of the merger, the exchange agent will mail to each holder of shares of CBBI common stock who did not make a valid election a form of letter of transmittal for use in effecting the surrender of certificates representing their shares in exchange for merger consideration.

Central Pacific Financial Corp., is a Hawaii-based bank holding company which will have upon the closing date of the merger, $4.4 billion in assets, providing a full range of banking, investment and trust services for businesses and retail customers through its principal subsidiaries, Central Pacific Bank and, after the merger, City Bank. Central Pacific Bank is Hawaii's third largest commercial bank with 23 branches statewide and nearly 80 ATMs. City Bank is Hawaii's fourth largest commercial bank with 22 branches on the islands of Oahu, Hawaii, Maui and Kauai.

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This document contains a forward-looking statement about the expected timing of the merger between CBBI and CPF. This statement is based upon the current expectations of management and is subject to the satisfaction of closing conditions on September 15, 2004.

CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

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Central Pacific Financial Corp. Announces Final Merger Consideration Election Results